Exhibit 21.1

Subsidiaries of the Company

    The Company's subsidiaries are as follows: Concurrent Review Technology, Inc., a Delaware corporation, HPR Securities Corp., a Massachusetts corporation, The Integrity Group, Inc., an Alabama corporation, and HPR International, Inc., a Barbados corporation.